PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

25002242

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67713

SEC Mail Processing
FEB 27 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ZELMAN PARTNERS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27101 E OVIATT ROAD, SUITE 14
(No. and Street)

BAY VILLAGE	OH	44140
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN H. WANK	212-993-5844	STEVE@ZELMANASSOCIATES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

2617 HUNTINGDON PIKE	HUNTINGDON VALLEY	PA	19006
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN H. WANK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ZELMAN PARTNERS LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: PRINCIPAL FINANCIAL OFFICER

____
Notary Public

NOTARY PUBLIC STATE OF OHIO

STEVEN B GARRETT
Notary Public
State of Ohio
My Comm. Expires
June 22, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLIC

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Zelman Partners, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Zelman Partners, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

sanville and company

We have served as Zelman Partners, LLC's auditor since 2013.
Huntingdon Valley, Pennsylvania
February 20, 2025

ZELMAN PARTNERS, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$ 7,630,012
Accounts receivable	112,968
Due from affiliate	138,750
Prepaid expenses	101,191
Total assets	$ 7,982,921

Liabilities and Member's Equity

Liabilities	
Due to parent	$ 311,171
Accrued expenses	1,387,788
Total liabilities	1,698,959
Member's equity	6,283,962
Total liabilities and member's equity	$ 7,982,921

The accompanying notes are an integral part of the financial statement.

1. Organization

Zelman Partners, LLC (the Company), a wholly owned subsidiary of WDIB, LLC (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and various states, including the state of Ohio, one territory, and one district. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority (FINRA).

The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Nature of Business – The Company and the Parent are in the business of providing independent equity research. The Company is engaged in a single line of business as securities broker dealer, which comprises several classes of services, including investment banking and distribution of investment and strategic research.

The Company and the Parent receive soft dollar and hard dollar payments from their customers or soft dollar brokers, in which the customer will buy research data based on a subscription agreement. The soft dollar and hard dollar revenue is recognized in accordance with the subscription agreement.

The Parent and the Company have a distribution agreement wherein the Parent produces the research and the Company distributes the research to clients who pay via trading commissions.

For investment banking services that are contingent fee based services, revenue is recorded upon the closing of the transaction. For investment banking services that are related to an offering, revenue is earned and recorded when the related offering is closed, net of estimated related expense. Investment banking revenue includes sales concessions, which are recorded on the trade date.

Cash – The Company includes as cash amounts invested in money market funds.

At times during the year, the Company's cash accounts which are held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition - In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Under ASC 606, the Company's advisory fees from investment banking engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Receivables and Credit Policies - The carrying amount of commissions and accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2024, all commissions were considered collectible and no allowance was necessary.

Prepaid Expenses – At December 31, 2024, the Company has $22,658 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees, which is included in prepaid expenses.

The Company is amortizing a retention bonus using the straight-line method over forty-one months. The retention bonus is being paid in three installments. At December 31, 2024, the book value of the retention bonus was $69,337, which is included in prepaid expenses.

First installment payment – April 2022	$ 851,828
Second installment payment – April 2023	63,099
Third installment payment – April 2024	32,683
	$ 947,610

Income Taxes – The Company is a single member limited liability company and therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. Any state and local income taxes are accrued by the Parent and allocated to the Company according to the terms of the expense sharing agreement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2024, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2021.

2. Summary of Significant Accounting Policies (Continued)

Commissions – Commissions, brokerage, and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events – Management has evaluated the impact of all subsequent events through February 20, 2025, the date the financial statements were available to be issued and has determined that no additional subsequent events require disclosure in these financial statements.

3. Related Parties

The Company has an expense sharing agreement (the Agreement) where the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company for the actual share of the expenses.

At December 31, 2024, the due to Parent liability of $311,171 related to expenses under the Agreement.

The Parent had an administrative services agreement (ASA) with Walker & Dunlop, LLC (W&D), a related party, whereas W&D made available to the Company administrative services. The Parent paid a fixed monthly amount per employee for the administrative services. Under the Agreement, the Parent is reimbursed on a monthly basis by the Company for the actual share of the ASA. During 2024, the Company reimbursed the Parent $137,292 for the ASA. The ASA was terminated on September 30, 2024.

The Company has engagement letters in place with various affiliated entities to act as a private placement agent in accordance with the offering of limited partnership interests to various investors. At December 31, 2024 the due from affiliate receivable of $138,750 related to earned placement fee revenue. Included in accrued expenses are $327,725 of placement fee expenses incurred by the Company.

During 2024, the Company received consulting services from an affiliated entity. At December 31, 2024, $90,000 of consulting expense incurred by the Company is included in accrued expenses.

4. Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its Chief Financial Officer as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

5. Commitments and Contingencies

The Company, and the other entities that comprised the underwriting syndicate in an equity secondary public offering for Opendoor, are named underwriter defendants in ongoing litigation related to a previously filed complaint. Opendoor was the issuer of these equity securities and is also a named defendant. In February, the court dismissed the complaint; however, a motion for reconsideration was subsequently filed in March. In May, the court reversed its prior dismissal, allowing the case to proceed. The litigation is currently in the discovery stage, but proceedings have been temporarily paused as both parties engage in active mediation discussions. Per the terms of an indemnification in place with Opendoor, the underwriters, including the Company, are fully indemnified by Opendoor for any legal fees or potential damages associated with this matter. While the outcome of the mediation and litigation remains uncertain, management does not anticipate a material financial impact on the Company as Opendoor's insurance policy's coverage limits are deemed to be sufficient to cover the estimated amount of potential damages. The Company will continue to monitor developments and assess the potential financial and operational impact of this matter as it progresses.

6. Net Capital Provision Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i), and 15c3-1(a)(2)(iii) as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $5,931,053 which was $5,817,789 in excess of its required net capital of $113,264.

In addition to the minimum capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2024, the ratio was 0.29 to 1.

7. Exemption from Rule 15c3-3

The Company's activities are either considered exempt under 15c3-3(k)(2)(ii) or are activities considered to be conducted by a "Non-Covered Firm" based on footnote 74 to SEC Release 34-70073.

ZELMAN PARTNERS, LLC
Statement of Financial Condition
December 31, 2024

Zelman Partners, LLC
TABLE OF CONTENTS
December 31, 2024

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENT 3

FINANCIAL STATEMENT

Statement of Financial Condition 4

Notes to Financial Statement 5-8

ZELMAN PARTNERS, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2024

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with Securities and Exchange Commission simultaneously herewith as a Public Document.

Zelman Partners, LLC
TABLE OF CONTENTS
December 31, 2024

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS 3

FINANCIAL STATEMENTS

Statement of Financial Condition 4

Statement of Operations 5

Statement of Changes in Member's Equity 6

Statement of Cash Flows 7

Notes to Financial Statements 8-12

SUPPLEMENTAL INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 13-14

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 15

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 16

Report of Independent Registered Public Accounting Firm 17

Exemption Report 18

CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67713

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 27 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ZELMAN PARTNERS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27101 E OVIATT ROAD, SUITE 14
(No. and Street)

BAY VILLAGE	OH	44140
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN H. WANK	212-993-5844	STEVE@ZELMANASSOCIATES COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

2617 HUNTINGDON PIKE	HUNTINGDON VALLEY	PA	19006
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, STEPHEN H WANK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ZELMAN PARTNERS LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: PRINCIPAL FINANCIAL OFFICER

NOTARY PUBLIC STATE OF OHIO

STEVEN B GARRETT
Notary Public
State of Ohio
My Comm. Expires
June 22, 2026

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONFIDENTIAL TREATMENT REQUESTED

Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Zelman Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Zelman Partners, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Schedule I Computation of Net Capital Under SEC Rule 15c3-1, Schedule II Computation of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

sanville and company

We have served as the Company's auditor since 2013
Huntingdon Valley, Pennsylvania
February 20, 2025

ZELMAN PARTNERS, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$ 7,630,012
Accounts receivable	112,968
Due from affiliate	138,750
Prepaid expenses	101,191
Total assets	$ 7,982,921

Liabilities and Member's Equity

Liabilities	
Due to parent	$ 311,171
Accrued expenses	1,387,788
Total liabilities	1,698,959
Member's equity	6,283,962
Total liabilities and member's equity	$ 7,982,921

The accompanying notes are an integral part of these financial statements.

ZELMAN PARTNERS, LLC

Statement of Operations

For the Year Ended December 31, 2024

Revenue	
Investment banking	$ 2,550,053
Placement fee revenue	1,375,500
Commissions	23,000
Interest	209,107
Total revenue	4,157,660
Expenses	
Payroll and related benefits	3,948,015
Selected dealer fees	541,000
Occupancy	451,884
Data, market data, and software	160,124
Professional fees	138,336
Administrative services	137,292
Travel and entertainment	116,559
Office	85,855
Regulatory	66,435
Information technology	45,068
Insurance	15,301
Communication and data processing	4,905
Other	31,263
	5,742,037
Net loss	($ 1,584,377)

The accompanying notes are an integral part of these financial statements.

ZELMAN PARTNERS, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2024

Balance at January 1, 2024	$	7,868,339
Net loss		(1,584,377)
Balance at December 31, 2024	$	6,283,962

The accompanying notes are an integral part of these financial statements.

ZELMAN PARTNERS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2024

Cash flows used in operating activities:	
Net loss	($ 1,584,377)
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase (decrease) in assets:	
Accounts receivable	(79,605)
Due from affiliate	147,797
Prepaid expenses	235,991
Increase (decrease) in liabilities:	
Due to parent	(132,485)
Accrued expenses	608,792
Deferred revenue	(29,348)
Net cash used in operating activities	(833,235)
Net decrease in cash	(833,235)
Cash at beginning of year	8,463,247
Cash at end of year	$ 7,630,012
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

1. Organization

Zelman Partners, LLC (the Company), a wholly owned subsidiary of WDIB, LLC (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and various states, including the state of Ohio, one territory, and one district. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority (FINRA).

The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Nature of Business – The Company and the Parent are in the business of providing independent equity research. The Company is engaged in a single line of business as securities broker dealer, which comprises several classes of services, including investment banking and distribution of investment and strategic research.

The Company and the Parent receive soft dollar and hard dollar payments from their customers or soft dollar brokers, in which the customer will buy research data based on a subscription agreement. The soft dollar and hard dollar revenue is recognized in accordance with the subscription agreement.

The Parent and the Company have a distribution agreement wherein the Parent produces the research and the Company distributes the research to clients who pay via trading commissions.

For investment banking services that are contingent fee based services, revenue is recorded upon the closing of the transaction. For investment banking services that are related to an offering, revenue is earned and recorded when the related offering is closed, net of estimated related expense. Investment banking revenue includes sales concessions, which are recorded on the trade date.

Cash – The Company includes as cash amounts invested in money market funds.

At times during the year, the Company's cash accounts which are held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition - In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Under ASC 606, the Company's advisory fees from investment banking engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Receivables and Credit Policies - Commissions receivable are uncollateralized broker obligations due under normal trade terms requiring payment within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable greater than 30 days old.

Accounts receivable are uncollateralized customer obligations due from investment banking services and are due upon the terms of the contract.

The carrying amount of commissions and accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2024, all commissions were considered collectible and no allowance was necessary.

Prepaid Expenses – At December 31, 2024, the Company has $22,658 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees, which is included in prepaid expenses.

The Company is amortizing a retention bonus using the straight-line method over forty-one months. The retention bonus is being paid in three installments. At December 31, 2024, the book value of the retention bonus was $69,337, which is included in prepaid expenses. During 2024, the Company recognized $277,349 of retention bonus expense.

First installment payment – April 2022	$ 851,828
Second installment payment – April 2023	63,099
Third installment payment – April 2024	32,683
	$ 947,610

2. Summary of Significant Accounting Policies (Continued)

Income Taxes – The Company is a single member limited liability company and therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. Any state and local income taxes are accrued by the Parent and allocated to the Company according to the terms of the expense sharing agreement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2024, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2021.

Commissions – Commissions, brokerage, and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has four customers combined that comprise approximately 78% of 2024 revenue.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events – Management has evaluated the impact of all subsequent events through February 20, 2025, the date the financial statements were available to be issued and has determined that no additional subsequent events require disclosure in these financial statements.

3. Related Parties

The Company has an expense sharing agreement (the Agreement) where the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company for the actual share of the expenses.

3. Related Parties (Continued)

For the year ended December 31, 2024, $4,676,267 of expenses were allocated to the Company under the expense sharing agreement and consisted of the following:

Payroll and related benefits	$	3,657,394
Occupancy		451,884
Administrative services agreement		137,292
Travel and entertainment		123,260
Data, market data, and software		116,715
Office		86,600
Information technology		45,068
Professional fees		23,995
Communication and data processing		4,905
Other		29,154
	$	4,676,267

At December 31, 2024, the due to Parent liability of $311,171 related to expenses under the Agreement.

The Parent had an administrative services agreement (ASA) with Walker & Dunlop, LLC (W&D), a related party, whereas W&D made available to the Company administrative services. The Parent paid a fixed monthly amount per employee for the administrative services. Under the Agreement, the Parent is reimbursed on a monthly basis by the Company for the actual share of the ASA. During 2024, the Company reimbursed the Parent $137,292 for the ASA. The ASA was terminated on September 30, 2024.

The Company has engagement letters in place with various affiliated entities to act as a private placement agent in accordance with the offering of limited partnership interests to various investors. During 2024, the Company earned placement fee revenue related to these engagements in the amount of $1,272,000 of which $138,750 was due from affiliate at December 31, 2024. The Company incurred placement expenses of $564,875 of which $327,725 is included in accrued expenses.

During 2024, the Company received consulting services from an affiliated entity in the amount of $90,000, which is included in accrued expenses at December 31, 2024.

4. Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its Chief Financial Officer as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

5. Commitments and Contingencies

The Company, and the other entities that comprised the underwriting syndicate in an equity secondary public offering for Opendoor, are named underwriter defendants in ongoing litigation related to a previously filed complaint. Opendoor was the issuer of these equity securities and is also a named defendant. In February, the court dismissed the complaint; however, a motion for reconsideration was subsequently filed in March. In May, the court reversed its prior dismissal, allowing the case to proceed. The litigation is currently in the discovery stage, but proceedings have been temporarily paused as both parties engage in active mediation discussions. Per the terms of an indemnification in place with Opendoor, the underwriters, including the Company, are fully indemnified by Opendoor for any legal fees or potential damages associated with this matter. While the outcome of the mediation and litigation remains uncertain, management does not anticipate a material financial impact on the Company as Opendoor's insurance policy's coverage limits are deemed to be sufficient to cover the estimated amount of potential damages. The Company will continue to monitor developments and assess the potential financial and operational impact of this matter as it progresses.

6. Net Capital Provision Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i), and 15c3-1(a)(2)(iii) as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $5,931,053, which was $5,817,789 in excess of its required net capital of $113,264.

In addition to the minimum capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2024, the ratio was 0.29 to 1.

7. Exemption from Rule 15c3-3

The Company's activities are either considered exempt under 15c3-3(k)(2)(ii) or are activities considered to be conducted by a "Non-Covered Firm" based on footnote 74 to SEC Release 34-70073.

ZELMAN PARTNERS, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2024 **Schedule I**

COMPUTATION OF NET CAPITAL	
Total member's equity	$6,283,962
Deduct member's equity not allowable for Net Capital	-
Total member's equity qualified for Net Capital	6,283,962
Total capital and allowable subordinated liabilities	
Deductions and/or charges:	
Non-allowable assets	
Accounts receivable	112,968
Due from affiliate	138,750
Prepaid expenses	101,191
Total non-allowable assets	352,909
Net Capital	$5,931,053
Total aggregate indebtedness liabilities from Statement of Financial Condition	
Due to parent	$ 311,171
Accrued expenses	1,387,788
Total aggregate indebtedness	$1,698,959
Percentage of aggregate indebtedness to Net Capital	29%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $1,698,959)	$ 113,264
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$ 100,000
Net Capital requirement	$ 113,264
Excess Net Capital	$5,817,789
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$5,761,157

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

The Company's activities are either considered exempt under 15c3-3(k)(2)(ii) or are activities considered to be conducted by a "Non-Covered Firm" based on footnote 74 to SEC Release 34-70073.

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REORT

<u>Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3</u>

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

The Company's activities are either considered exempt under 15c3-3(k)(2)(ii) or are activities considered to be conducted by a "Non-Covered Firm" based on footnote 74 to SEC Release 34-70073.

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Zelman Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Zelman Partners LLC (the "Company") stated that:

1. The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii):

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent year ended December 31, 2024 without exception.

3. The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and participating as a passive member of the syndicate in firm commitment underwritings.

4. The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so for the ended December 31, 2024, without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to exclusively to mergers and acquisitions, private placements and financial advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

sanville and company

Huntingdon Valley, Pennsylvania
February 20, 2025

ZELMAN PARTNERS, LLC

Exemption Report

Pursuant to SEC Rule 17a-5(d)(4)

For the Year Ended December 31, 2024

Zelman Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent year ended December 31, 2024 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and participating as a passive member of the syndicate in firm commitment underwritings.

(4) The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of The Company it is in compliance with Rule 15c3-3 and has been so for the year ended December 31, 2024, without exception.

Zelman Partners LLC

I swear that to my best knowledge and belief, this Exemption Report is true and correct.

Signed: ______________________

By: Stephen H. Wank

Title: Principal Financial Officer

Date: February 20, 2025